UNCLE ED'S VODKA, LLC
AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

This Amended and Restated Limited Liability Company Operating agreement (this "**Agreement**") is entered into as of June 30, 2021 (the "**Effective Date**"), by and among the parties whose names are set forth on the signature pages hereto, and any other parties who may from time to time be admitted as a member of the Company in accordance with the terms hereof (each, a "**Member**" and collectively, the "**Members**"), with reference to the following facts:

RECITALS

A. **WHEREAS**, Uncle Ed's Vodka, LLC, a Delaware limited liability company (the "**Company**"), was formed pursuant to the provisions of and in accordance with the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**") and the laws of the State of Delaware.

B. **WHEREAS**, Walter Kerpa entered into the original Limited Liability Company Agreement of the Company, dated April 15, 2021 (the "**Original Agreement**") to provide for the governance of the Company and the conduct of the business and the operations of the Company.

C. **WHEREAS,** subsequent to the date of the Original Agreement, additional Persons have been issued Units; and

D. **WHEREAS**, each Member desires to amend and restate the Original Agreement as set forth herein.

AGREEMENT

Now, therefore, in consideration of the mutual promises, covenants, and undertakings specified herein with the intent to be obligated both legally and equitably, the parties agree as follows:

ARTICLE I: DEFINITIONS

The following capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement, and when not so defined shall have the meanings set forth in the Act.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Person is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to

restore pursuant to the next to the last sentence of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations after taking into account any changes during such year in Company Minimum Gain and Member Minimum Gain; and

(b) Debit to such Capital Account the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"**Affiliate**" means, when used with reference to a specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. The term "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

"**Agreement**" means this limited liability company agreement, as originally executed and as amended from time to time.

"**Available Cash**" shall mean the gross cash proceeds from the Company's operations or the sale, license or other exploitation of its assets, less the portion thereof used to pay or establish reserves for the Company's expenses, debt payments, and contingencies, all as determined by the Manager in the Manager's sole and absolute discretion.

"**Book Adjustments**" means, for any item of Company property for a given fiscal year, adjustments with respect to the Gross Asset Value of such property for depreciation, cost recovery, or other amortization deduction or gain or loss computed in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), including Book Depreciation.

"**Book Depreciation**" means, for any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for that item during that fiscal year equal to the result (expressed as a percentage) obtained by dividing (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year) by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an asset is zero, Book Depreciation will be determined by reference to the Gross Asset Value of such asset using any reasonable method selected by the Manager.

"**Capital Account**" means, for any Member, a separate account maintained and adjusted in accordance with Article III.

"**Capital Contribution**" means, with respect to any Member, the amount of money and the fair market value of any property contributed to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take "subject to" under Code

Section 752) in consideration of a Percentage Interest held by that Member. A Capital Contribution shall not be deemed a loan.

"**Certificate of Formation**" means the Certificate of Formation originally filed with the Delaware Secretary of State the purpose of forming the Company and as may be amended from time to time.

"**Class A Majority Interest**" means the holders of a majority of the outstanding Class A Units.

"**Class A Member**" means a Member that holds Class A Units.

"**Class A Membership Interests**" means the Membership Interests of the Company designated as Class A Membership Interests.

"**Class A Percentage Interest**" means, with respect to any Member that holds Class A Units, the percentage representing the number of Class A Units held by such Member divided by the total number of outstanding Class A Units.

"**Class A Units**" means the Units of Class A Membership Interests.

"**Class B Member**" means a Member that holds Class B Units.

"Class B Membership Interests" means the Membership Interests of the Company designated as Class B Membership Interests.

"**Class B Units**" means the Units of Class B Membership Interests.

"**Class C Membership Interests**" means the Membership Interests of the Company designated as Class C Membership Interests.

"**Class C Member**" means a Member that holds Class C Units.

"**Class C Units**" means the Units of Class C Membership Interests.

"**Code**" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

"**Company Minimum Gain**" has the meaning ascribed to the term "partnership minimum gain" in the Regulations Section 1.704-2(d).

"**Cypress**" means Cypress Point Holdings, LLC, a Delaware limited liability company.

"**Economic Risk of Loss**" shall have the meaning specified in Regulations Section 1.752-2.

"**Encumber**" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

"**Encumbrance**" means, with respect to any Membership Interest, or any part of it, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

"**Founding Members**" Walter Kerpa, Jeff DeLapp, KJH Consulting, LLC, Spencer Jones, Scott Kimball, Cypress and each other Member that may be so designated by the Manager from time to time.

"**Gross Asset Value**" means, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

(a) The Gross Asset Value of any item of property contributed by a Member to the Company shall be the fair market value of that property, as mutually agreed by the contributing Member and the Company;

(b) The Gross Asset Value of any Company asset shall be adjusted upon the events and in the manner specified in Regulations Section 1.704-1(b)(2)(iv)(f);

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the fair market value of the asset on the date of distribution;

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted tax basis of the assets under Code Section 734(b) or Section 743(b), subject to the limitations imposed by Code Section 755 and only to the extent that the adjustments are taken into account in determining Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(m); and

(e) The Gross Asset Value shall thereafter be adjusted by the Book Adjustments, if any, taken into account with respect to the asset.

"**Involuntary Transfer**" means, with respect to any Membership Interest, or any part of it, any Transfer or Encumbrance, by operation of law, under court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

"**Liquidation Transaction**" means one transaction or a series of related transactions pursuant to which (a) the Company shall (i) sell, convey, exclusively license or otherwise dispose of all or substantially all of its property or business, or (ii) merge with or into or consolidate with any other limited liability company, corporation or other entity (other than a wholly-owned subsidiary of the Company) or (b) the Members holding a majority of all outstanding Units sell or otherwise dispose of Units; provided, that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Company, (B) an equity financing in which the Company is the surviving company, (C) a transaction in which the Members immediately prior to the transaction own 50% or more of the

voting power of the surviving entity following the transaction, or (D) a consolidation with a wholly-owned subsidiary of the Company.

"**Member**" means a Person who acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

"**Member Minimum Gain**" has the meaning ascribed to the term "partner nonrecourse debt minimum gain" in Regulations Section 1.704-2(i)(2).

"**Member Nonrecourse Debt**" has the meaning ascribed to the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" means items of Company loss, deduction, or Code Section 705(a)(2)(b) expenditures that are attributable to Member Nonrecourse Debt within the meaning of Regulations Section 1.704-2(i).

"**Membership Interest**" means a Member's rights in the Company, collectively, including a Person's right to share in the income, gains, losses, deductions, credit or similar items of, or receive distributions from the Company, any right to vote or participate in the management of the Company, and any right to information concerning the business and affairs of the Company, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

"**Notice**" means a written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL WorldWide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by "electronic transmission by or to the Company"; or when delivered to the home or office of a recipient in the care of a person whom the deliverer has reason to believe shall promptly communicate the notice to the recipient.

"**Officers**" means each person designated as an officer of the Company to whom authority and duties have been delegated pursuant to Section 5.4, subject to any resolution of the Managers appointing such person as an officer or relating to such appointment.

"**Percentage Interest**" means the percentage of a Member set forth opposite the name of such Member under the column "Percentage Interest" in Exhibit A hereto, representing the number of Units held by each Member divided by the total number of outstanding Units, as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

"**Person**" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"**Profits and Losses**" means, for each fiscal year or other period as specified in this Agreement, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain,

loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from Profits or Losses;

(c) Gains or losses resulting from any disposition of Company asset with respect to which gains or losses are recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the Company asset disposed of, notwithstanding the fact that the adjusted tax basis of such Company asset differs from its Gross Asset Value;

(d) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the taxable income or loss, there will be taken into account Book Depreciation;

(e) If the Gross Asset Value of any Company asset is adjusted pursuant to the definition of "Gross Asset Value," the amount of the adjustment will be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits or Losses; and

(f) Notwithstanding any other provision of this subsection, any items of income, gain, loss or deduction that are specially allocated shall not be taken into account in computing Profits or Losses.

"**Qualified Transaction**" means a proposed Liquidation Transaction approved by (a) the Manager and (b) the affirmative vote or written consent of the Class A Majority Interest.

"**Regulations**" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as those Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

"**Threshold Amount**" means, with respect to any Class B Unit or Class C Unit, the amount designated as the "Threshold Amount" for such Class B Unit or Class C Unit by the Manager, which amount shall at least be equal to the net equity value of the Company immediately prior to the grant of such Class B Unit or Class C Unit, as reasonably determined in good faith by the Manager, increased from time to time, as appropriate, by the amount of cash and the Gross Asset Value of other property contributed to the capital of the Company between the date of grant of such Class B Unit or Class C Unit and the date of any distribution thereon. The Threshold Amount applicable to any Class B Units or Class C Units issued pursuant to Section 3.3 shall be specified

by the Manager in its good faith and reasonable discretion at the time of the issuance of such Class B Units or Class C Units.

"**Transfer**" means any assignment, conveyance, lease, sale, gift, Involuntary Transfer, Encumbrance, or other disposition of a Membership Interest or any part of a Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

"**Transferable Interest**" means a Person's right to share in the income, gains, losses, deductions, credit, or similar items of the Company, and to receive distributions from the Company under this Agreement or under the Act, but does not include any other rights of a Member, including the right to vote, the right to participate in the management of the Company, or, except as provided in the Act, any right to information concerning the business and affairs of the Company.

"**Transferee**" means a Person who has acquired all or part of a Transferable Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

"**Transferring Member**" means a Member who by means of a Transfer has transferred a Transferable Interest in the Company to a Transferee.

"**Unit**" means a Class A Unit, Class B Unit, and/or a Class C Unit.

"**Unreturned Capital**" means, with respect to any Members that have made Capital Contributions to the Company, an amount equal to the excess, if any, of (A) the amount of Capital Contributions made by such Member to the Company, over (B) the aggregate amount of distributions made by the Company to such Member pursuant to Section 4.4(a) and Section 8.2(c)(1).

"**Vote**" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

"**Voting Interest**" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest shall be directly proportional to that Member's Percentage Interest.

ARTICLE II: ORGANIZATIONAL MATTERS

2.2 Formation. The Company has been organized as an Delaware limited liability company by the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on January 29, 2021, under and pursuant to the Act, and shall be continued in accordance with this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Members are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement, to the extent not prohibited by the Act, shall control over the Act. This Agreement shall constitute the "limited liability company agreement" for purposes of the Act.

2.3 Name. The name of the LLC shall be "Uncle Ed's Vodka, LLC". The Manager shall operate the business of the Company under such name or use such other or additional names as the Manager may deem necessary or desirable. The Manager shall cause such name to be registered under assumed or fictitious name statutes or similar laws of the states in which the Company operates, if required. The phrase "LLC" shall always appear as part of the name of the Company on all correspondence, stationery, checks, invoices and any and all documents and papers executed by the Company, and as otherwise required by the Act. Notification of any name change shall be given to all Members.

2.4 Principal Office. The principal executive office and mailing address of the Company shall be located at 495 South 15th Street, Boise, ID 83702, or any other place or places determined by the Manager from time to time.

2.5 Registered Office. The registered office of the Company in the State of Delaware is located at 251 Little Falls Drive, Wilmington, DE 19808, and the name of its registered agent at such address shall be Corporation service Company. The registered office and registered agent may be changed from time to time as determined by the Manager.

2.6 Purpose. The purpose and business of the Company shall be to (i) own, market, distribute and bottle the vodka brand "Uncle Ed's Damn Good Vodka" or such other brand of vodka or other liquor (the "**Company Products**") as the Company deems appropriate (the "**Core Business**") and (ii) engage in any lawful act or activity which may be conducted by a limited liability company formed pursuant to the Act and to engage in all activities necessary or incidental to the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Delaware.

2.7 Term. The term of existence of the Company commenced on the effective date of filing of Certificate of Formation with the Delaware Secretary of State, and shall continue until terminated by the provisions of this Agreement or as provided by law.

ARTICLE III: CAPITALIZATION AND MEMBERSHIP INTERESTS

3.1 Authorized Units. The Company is authorized to issue Class A Units, Class B Units and Class C Units. The Manager, at its sole discretion, shall have the power to issue the authorized Units on the terms and conditions determined by the Manager without the consent of the Members or amendment of this Agreement. Each of the Class A Units shall have 1 vote, and the Class B Units and Class C Units shall be non-voting. As of the date of this Agreement, all Membership Interests that were "Units" pursuant to the Original Agreement and issued prior to the date hereof are hereby renamed "Class A Units." The Company represents and warrants to the Members that Exhibit A is true and correct as of the Effective Date and contains all of the issued and outstanding Units of the Company as of the Effective Date.

3.2 Class B Units and Class C Units. Class B Units and Class C Units may be issued to employees, consultants, managers, advisors or other service providers of the Company for the

purpose of attracting or retaining qualified individuals or otherwise providing compensation for services to the Company. The Class B Units and Class C Units may be issued pursuant to a plan, or outside of any plan, by the Manager, without the consent of the Members or amendment of this Agreement. The Manager may, in its discretion, increase the number of Units reserved for issuance under any plan. The Threshold Amount for the Class B Units or Class C Units issued pursuant to this Section 3.2 shall be determined by the Manager after adjusting Gross Asset Value of the Company in the manner described in subsection (b) of the definition of "Gross Asset Value". The Threshold Amount of each Class B Unit shall be subject to adjustment pursuant to this Agreement. The initial Capital Account balance of the Class B Members and Class C Members attributable to a grant of Class B Units and Class C Units that are issued without cost shall be zero. In that case, it is intended that the issuance of such Class B Units and Class C Units shall be characterized for federal income tax purposes as a "profits interest" within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343. Neither the Company nor any Member shall perform any act or take any position inconsistent with the treatment of such Class B Units and Class C Units as "profits interests" for tax purposes. **EACH MEMBER WHO MAY FILE AN ELECTION UNDER SECTION 83(b) OF THE CODE WITH RESPECT TO ANY CLASS B UNITS OR CLASS C UNITS ACKNOWLEDGES THAT IT IS SUCH MEMBER'S SOLE RESPONSIBILITY, AND NOT THE COMPANY'S, TO FILE TIMELY SUCH ELECTION UNDER SECTION 83(b) OF THE CODE, EVEN IF SUCH MEMBER REQUESTS THE COMPANY OR ITS REPRESENTATIVES TO MAKE THIS FILING ON SUCH MEMBER'S BEHALF.** The Class B Units and Class C Units may be subject to vesting pursuant to a separate agreement. A Person who receives one or more Class B Units or Class C Units in connection with the performance of services to or for the benefit of the Company that is not substantially vested (within the meaning of Treasury Regulations Section 1.83-3(b)) shall timely file an election under Section 83(b) of the Code with respect to the substantially non-vested portion of such Class B Units or Class C Units. Exhibit A shall set forth the number of Class B Units and Class C Units granted to the Class B Members and Class C Members and the Threshold Amount (if any) applicable to the Class B Units and Class C Units. To the extent provided by applicable final Treasury Regulations or Internal Revenue Service guidance, the Members elect a safe harbor to treat the fair market value of the Class B Units and Class C Units issued pursuant to this Section 3.2 and intended to qualify as "profits interests" for tax purposes as equal to the liquidation value of such Class B Units and Class C Units, which shall be zero, and authorize and direct the Company to make the safe harbor election, and the Company and each Member agrees to comply with the requirements of the safe harbor with respect to all Class B Units and Class C Units issued in connection with the performance of services while the safe harbor election remains effective. In accordance with Revenue Procedure 2001-43, 2001-2 C.B. 191, the Members will be treated as the owners of the Class B Units and Class C Units subject to vesting from the date of issuance during the period of time in which the Member holds the Class B Units or Class C Units, and will be allocated Profits and Losses associated with the Class B Units and Class C Units during the period of time in which the Class B Member or Class C Member, as applicable, holds the Class B Units or Class C Units, as applicable. Neither the Members nor the Company will deduct any amount as wages, compensation, or otherwise for the fair market value of the Class B Units and Class C Units (or any portion thereof) when issued, upon vesting or otherwise. The Manager may amend this Agreement to the extent the Manager determines is reasonably necessary to comply with the Treasury Regulations as they may be amended so that, to the extent possible, the receipt or vesting of Class B Units and Class C Units is not taxable to the service provider, including provisions

relating to the use of liquidation values and forfeiture allocations, provided, that such amendment does not adversely affect the Members (other than the loss of a compensation deduction) unless otherwise required by the Code, the Treasury Regulations or other applicable law.

3.3 Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions. To the extent determined by the Manager, from time to time, the Members may be permitted to make additional Capital Contributions if and to the extent they so desire, and if the Manager determines that such additional Capital Contributions are necessary or appropriate for the conduct of the Company's business. Each Member shall receive a credit to his, her or its Capital Account in the amount of any additional capital which he, she or it contributes to the Company.

3.4 Capital Accounts. An individual Capital Account shall be maintained for each Member, which shall be increased by (i) any Capital Contributions made by such Member, (ii) the Member's distributive share of Profits and other items of income and gain specially allocated to such Member, and (iii) the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member, and decreased by (i) such Member's distributive share of Losses and other items of loss and deduction specially allocated to such Member, (ii) cash distributed by the Company to such Member, (iii) the Gross Asset Value of any Company property distributed to such Member (as determined immediately prior to such distribution), and (iv) the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company. It is the intention of the Members that the Capital Accounts of the Company be maintained in accordance with the Regulations promulgated under Code Section 704(b) and that this Agreement be interpreted consistently therewith.

3.5 Withdrawal of Capital Contributions. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.6 No Interest on Capital Contributions. No interest shall be paid on funds or property contributed to the capital of the Company or on the balance of a Member's Capital Account.

3.7 Company Obligations. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocation of Profits and Losses. Subject to Section 4.2, the Profits or Losses for each fiscal year of the Company shall be allocated to the Members in such a manner that, at the end of such fiscal year, the Adjusted Capital Account balance of each Member shall, to the extent possible, equal the amount which would have been distributed to such Member pursuant to a Hypothetical Liquidation as of the end of the last day of such fiscal year. For this purpose, a "Hypothetical Liquidation" means that all assets of the Company are disposed of in a taxable disposition for the Gross Asset Value of such assets (but in the case of assets subject to the rules

in the Treasury Regulations governing the chargeback of Company Minimum Gain and Member Minimum Gain, such provisions would apply), the liabilities of the Company are fully satisfied in accordance with their terms, and the remaining amounts are distributed to the Members pursuant to Section 8.2.

4.2 Regulatory Allocations. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.2(a) is intended to comply with the "partnership minimum gain chargeback" requirements of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Chargeback Attributable to Member Nonrecourse Debt. If there is a net decrease in Member Minimum Gain during any fiscal year, each Member with a share of Member Minimum Gain at the beginning of such fiscal year shall be specially allocated items of income and gain for such fiscal year (and, if necessary, for subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain, determined in accordance with Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(i). This Section 4.2(b) is intended to comply with the "partner nonrecourse debt minimum gain chargeback" requirements of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which results in an Adjusted Capital Account Deficit for the Member, such Member shall be allocated items of income and book gain in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible; provided, that an allocation pursuant to this Section 4.2(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided in this Article IV have been tentatively made as if this Section 4.2(c) were not in the Agreement. This Section 4.2(c) is intended to constitute a "qualified income offset" as provided by Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Member Nonrecourse Deductions. Member Nonrecourse Deductions shall be allocated among the Members who bear the Economic Risk of Loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in the ratio in which they share Economic Risk of Loss for such Member Nonrecourse Debt. This

provision is to be interpreted in a manner consistent with the requirements of Regulations Section 1.704-2(b)(4) and (i)(1).

(e) Nonrecourse Deductions. Any Nonrecourse Deductions (as defined in Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be specially allocated to the Members in accordance with their Percentage Interests.

(f) Regulatory Allocations. The allocations set forth in this Section 4.2 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the applicable Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this Article IV, the Regulatory Allocations shall be taken into account in allocating other operating Profits, Losses and other items of income, gain, loss and deduction to the Members for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Profits, Losses and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

4.3 Allocation for Income Tax Purposes.

(a) Allocation in General. Except as otherwise provided in this Agreement, for each fiscal year (or portion thereof), items of Company income, gain, deduction and expense, shall be allocated, for federal, state and local income tax purposes, among the Members in the same manner as such items were allocated pursuant to Section 4.1 (as a component of Profits or Losses) or pursuant to Section 4.2.

(b) Section 704(c) Items. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its Gross Asset Value. If the Gross Asset Value of a Company asset is adjusted pursuant to clause (b) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such Company asset for tax purposes shall take account of any variation between the adjusted basis of such Company asset for Federal income tax purposes and its Gross Asset Value in a manner which will comply with Code Section 704(b), Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager.

(c) Allocations Solely for Tax Purposes. Allocations pursuant to this Section 4.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits and Losses or other items or distributions pursuant to any provision of this Agreement.

4.4 Distributions. The Manager will make distributions of Available Cash at such times as determined by the Manager. Except as otherwise determined by the Manager, a Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. Except for distributions upon liquidation, distributions of Available Cash will be made to the Members in the following order of priority:

(a) First, to the Members that have made Capital Contributions to the Company, in proportion to their Unreturned Capital balances, until each such Member's Unreturned Capital balance has been reduced to zero; and

(b) Second, to the Members in proportion to their respective Percentage Interests.

4.5 Allocations of Net Profits and Net Losses in Respect of a Transferred Interest. If any Membership Interest is Transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of the Company, Profits or Losses for such fiscal year shall be allocated using any permissible method under Code Section 706, as determined by the Manager.

4.6 Withholding Taxes.

(a) Notwithstanding any other provision of this Agreement, each Member authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company with respect to such Member or as a result of such Member's participation in the Company; and if and to the extent that the Company shall be required to withhold or pay any such withholding or other taxes, such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or other tax is required to be paid, which payment shall be deemed to be a distribution with respect to such Member's interest in the Company. To the extent that such deemed distribution to such Member (or any successor to such Member) for any taxable period exceeds the distributions that such Member would have received for such period but for such withholding, such excess shall be treated as an interest-free loan to such Member. Amounts so treated as loaned to any Member shall be repaid by such Member to the Company within thirty (30) days after the Company delivers a written request to such Member for such repayment; provided, however, that if any such repayment is not made, the Company may (without prejudice to any other rights of the Company) collect such unpaid amounts from any subsequent Company distributions that otherwise would be made to such Member.

(b) Any withholdings referred to in this Section 4.6 shall be made at the maximum applicable statutory rate under the applicable tax law unless the Manager shall have received an opinion of counsel or other evidence, satisfactory to the Manager, to the effect that a lower rate is applicable, or that no withholding is applicable.

(c) If the Company receives a distribution from or in respect of which tax has been withheld, the Company shall be treated as having received cash in an amount equal to the amount of such withheld tax, and each Member shall be treated as having received as a distribution the portion of such amount that is attributable to such Member's interest in the Company as equitably determined by the Manager.

4.7 Reporting Obligations. The Members are aware of the income tax consequences of the allocations made by this Article IV and hereby agree to be bound by the provisions of this Article IV in reporting their Membership Interest of Company income and loss for income tax purposes.

ARTICLE V: MANAGEMENT

5.1 Manager. The business and financial affairs of the Company shall be conducted under the supervision of the Manager. A manager of the Company is hereby appointed and shall be Walter Kerpa (the "**Manager**"). The Manager shall hold office until his or her successor is designated by a Class A Majority Interest or until his or her earlier death, resignation, or removal. In accordance with the Act, and except for matters for which approval by some or all of the Members is expressly required by the mandatory provisions of the Act or this Agreement, the business, property and affairs of the Company shall be managed, operated and controlled, and all powers of the Company shall be exercised, by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company including, without limitation, any action set forth below, subject to the terms of this Agreement.

5.2 Day-to-Day Management; Salary. Except as otherwise set forth in this Agreement, all decisions concerning the management of the Company's business shall be made by the Manager. Decisions of the Manager shall be binding upon the Company and each Member. The salaries and other compensation of the Manager shall be fixed from time to time by an affirmative vote of a Class A Majority Interest, and no Manager shall be prevented from receiving such salary by reason of the fact that he or she is also a Member of the Company.

5.3 Resignation. The Manager may resign at any time from being Manager by delivering a written resignation to the Members. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance by the Members of a resignation shall not be necessary to make it effective.

5.4 Removal and Designation. The Manager may be removed or replaced at any time by a Class A Majority Interest if: (i) the Manager breaches its duties under this Agreement or takes any action in contravention of the terms of this Agreement, and fails to cure such breach within thirty (30) days after written notice from the Class A Majority; (ii) the Manager withdraws or resigns as a Member of the Company; or (iii) the Manager (A) is convicted of a felony, or pleads guilty or no contest (or a similar plea) to a felony, (B) is convicted of a misdemeanor involving dishonesty or moral turpitude, or pleads guilty or no contest (or a similar plea) to a misdemeanor involving dishonesty or moral turpitude, (C) applies any funds derived from any Company assets, including security deposits, insurance proceeds and condemnation awards for any purpose not related to such Company assets; (D) commits fraud, material misrepresentation, gross negligence or willful misconduct with respect to the Company assets; (E) intentionally or recklessly materially damages or destroys Company assets, or any part thereof, provided that the Manager shall have thirty (30) days after written notice from the Class A Majority to cure such condition; or (F) breaches any material covenants, representation or warranty set forth in this Agreement, provided that if such condition is curable, the Manager shall have thirty (30) days after written notice from the Class A Majority to cure such condition. Following such removal or replacement, a successor Manager shall be elected by a Class A Majority Interest.

5.5 Authority of Manager. Except for Major Decisions, the Manager may make all decisions and take all actions otherwise provided for in this Agreement, including the following:

(a) approving the budget for the Company for each fiscal year (the "**Budget**");

(b) issuing on behalf of the Company additional Membership Interests, establishing the price of such additional interests, admitting additional Members, and establishing the rights and obligations applicable to any additional membership interests regardless of whether the additional membership interests dilute previously existing Membership Interests;

(c) entering into, making and performing contracts, agreements and other undertakings binding the Company that may be necessary, appropriate or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder;

(d) opening and maintaining bank and investment accounts and arrangements, drawing checks and other orders for the payment of money and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(e) to the extent that funds of the Company are available therefor, paying debts and obligations of the Company;

(f) acquiring, utilizing for Company purposes and disposing of any asset of the Company;

(g) hiring and employing executives, Officers, supervisors and other personnel;

(h) selecting, removing and changing the authority and responsibility of lawyers, accountants and other advisers and consultants;

(i) entering into guaranties on behalf of the Company's subsidiaries;

(j) obtaining insurance for the Company;

(k) determining distributions of cash and other property of the Company as provided in Article IV; and

(l) establishing reserves for commitments and obligations (contingent or otherwise) of the Company.

5.6 Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by

the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

5.7 Manager and Officers Have No Exclusive Duty. No Manager or Officer is obligated to devote all of his time or business efforts to the affairs of the Company. Each Manager and each Officer shall devote whatever time, effort, and skill as he deems appropriate for the operation of the Company. It is expressly understood and acknowledged that the Manager and Officers are not obligated to devote their services exclusively to the Company, and the Manager and Officers may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have the right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager and/or the Officers or the income or proceeds derived therefrom, including but not limited to, Distilled Spirits USA, Inc., an Idaho corporation, ("**Distilled Spirits**") and American Revolution, LLC, an Idaho limited liability company, ("**American Revolution**"). The Members and Manager hereby acknowledge and consent to (i) the Company and the Manager's relationship with Distilled Spirits, in particular, (x) the Manager's position as a director, officer and shareholder of Distilled Spirits and (y) the Company's intent to contract with Distiller Spirits for distillery services related to the brands owned by the Company and other matters related to the production of vodka or other liquor-based beverages and (ii) the Manager's relationship with American Revolution as an equityholder and manager.

5.8 Member Voting. The Members entitled to vote shall have the right, by the affirmative vote of a Class A Majority Interest, to approve a Liquidation Transaction. The Members shall have no other voting rights except as provided in this Agreement or as required by applicable law. If a Vote is required, the Company shall follow the Act with respect to the procedures for member meetings and written consents.

5.9 Major Decisions. Notwithstanding Section 5.5, the Company and the Manager shall not have the authority to take the following actions (each a "**Major Decision**") without, and covenants and agrees that the following matters shall require, the prior written approval of a majority of those Founding Members that, individually, hold a Percentage Interest equal to at least five percent (5%):

(a) making any expenditure or commitment, not otherwise provided for in the Budget, in an amount that would result in more than a twenty percent (20%) variance to the Budget, in the aggregate;

(b) materially changing the Core Business of the Company or entering into a new line of business;

(c) admission of any additional Member other than (A) in connection with a Permitted Transfer, and (B) issuances of Class B Units or Class C Units to employees, consultants, managers, advisors or other service providers of the Company;

(d) the borrowing of money, incurring indebtedness or otherwise committing the credit of the Company in excess of $1,000,000;

(e) hiring an employee or service provider that would require annual payments by the Company totaling in excess of $1,000,000; and

(f) amending the terms and provisions of this Agreement.

5.10 Company Assets. All assets of the Company, whether real or personal, shall be held in the name of the Company. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at locations determined by the Manager. Withdrawal from those accounts shall require the signature of the person or persons designated by the Manager.

ARTICLE VI: ACCOUNTS AND RECORDS

6.1 Company Transactions. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying by each Member or the Member's authorized representatives on reasonable Notice during normal business hours. The costs of inspection and copying shall be borne by the Member.

6.2 Financial Statements and Fiscal Year. A balance sheet and income statement of the Company shall be prepared promptly following the close of each fiscal year in a manner appropriate to and adequate for the Company's business and for carrying out the provisions of this Agreement. Except as otherwise required by law, the fiscal year of the Company shall be the calendar year.

6.3 Books and Records. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager shall keep or cause to be kept the books of account referred to in Section 6.1, and the following:

(a) A current list of the full name and last known business or residence address of each Member and of each holder of a Transferable Interest in the Company, set forth in alphabetical order, together with the Capital Contribution and the share in Profits and Losses of each Member and holder of a Transferable Interest;

(b) A copy of the Certificate of Formation, as amended;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(d) Executed counterparts of this Agreement and all amendments thereto;

(e) Any powers of attorney under which the Certificate of Formation or any amendments were executed;

(f) Financial statements of the Company, if any, for the six most recent fiscal years; and

(g) The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

If the Manager deems that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of those items shall be as designated by the Manager.

6.4 Tax Matters.

(a) Tax Matters for the Company Handled by Tax Representative. The Manager shall designate a "**Tax Representative**," who shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code. If any state or local tax law provides for a partnership representative or person having similar rights, powers, authority or obligations, the Tax Representative shall also serve in such capacity. The Tax Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a partnership representative to the extent provided in the Code and the Treasury Regulations, and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity. The Tax Representative shall represent the Company in all tax matters to the extent allowed by law. Without limiting the foregoing, the Tax Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Any decisions made by the Tax Representative, including, without limitation, whether or not to settle or contest any tax matter, and the choice of forum for any such contest, and whether or not to extend the period of limitations for the assessment or collection of any tax, shall be made in the Tax Representative's sole discretion. Without limiting the generality of the foregoing, the Tax Representative (i) shall have the sole and absolute authority to make any elections on behalf of the Company permitted to be made pursuant to the Code or the Treasury Regulations promulgated thereunder and (ii) without limiting the foregoing, may, in its sole discretion, make an election on behalf of the Company under Sections 6221(b) or 6226 of the Code, and (iii) may take all actions the Tax Representative deems necessary or appropriate in connection with the foregoing. The Tax Representative will have the authority and responsibility to arrange for the preparation, and timely filing, of the Company's tax returns. The Manager shall be the initial Tax Representative.

(b) Information Provision and Covenants. Each Member agrees to provide promptly and to update as necessary at any times requested by the Tax Representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with (1) any information required for the Company to determine the scope of Sections 6221-6235 of the Code; (2) an election by the Company under Section 6221(b) or 6226 of the Code, and (3) an audit or a final adjustment of the Company by a taxing authority. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code, or an audit or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest).

(c) Audits. The Members acknowledge and agree that the Tax Representative may cause the Company to elect out of the application of Section 6221(a) of the Code for any taxable year of the Company for which the Company is eligible to make such election. If the Company is not eligible to make such election for any taxable year, the Members acknowledge that the Company may elect the application of Section 6226 of the Code for such taxable year. This acknowledgement applies to each Member whether or not the Member owns an interest in the Company in both the reviewed year and the year of the tax adjustment. In the event that the Company elects the application of Section 6226 of the Code, the Members agree and covenant to take into account and report to the United States Internal Revenue Service (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b), whether or not the Member owns any interest in the Company at such time. Any Member that fails to report its share of such adjustments on the Member's tax return for the taxable year including the date of the Company's statement described immediately above shall indemnify and hold harmless the Company, the Manager, the Tax Representative, and each of their Affiliates from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction. In addition, each Member agrees and covenants to indemnify and hold the Company, the Manager, the Tax Representative, and each of their Affiliates harmless from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company (i) pursuant to Section 6221 of the Code, which liabilities relate to adjustments that would have been made to the tax items allocated to such Member had such adjustments been made for a tax year beginning prior to January 1, 2018 (and assuming that the Company had not made an election to have Section 6221 of the Code apply for such earlier tax years) and (ii) resulting from or attributable to such Member's failure to comply with this Section 6.4. Each Member acknowledges and agrees that no Member shall have any claim against the Company, the Manager, the Tax Representative, or any of their Affiliates for any tax, penalties or interest resulting from the Company's election under Section 6226 of the Code.

(d) Indemnification. The Company shall indemnify, defend, and hold the Tax Representative harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity, provided that the Tax Representative shall not be entitled to indemnification for such costs and expenses if the Tax Representative has not acted in good faith for a purpose which the Tax Representative reasonably believes to be in, or not opposed to, the best interests of the Company.

(e) Survival of Obligations. The provisions contained in this Section 6.4 shall survive the termination of the Company, the termination of this Agreement and, with respect to any Member, the transfer or assignment of any portion of such Member's interest in the Company.

ARTICLE VII: TRANSFERS OF MEMBERSHIP INTERESTS

7.1 General. Except as expressly provided in this Agreement, a Member shall not Transfer any part of the Member's Membership Interest in the Company, whether now owned or later acquired, unless the Manager approves the Transfer and transferee's admission to the Company as a Member. No Member may Encumber or permit or suffer any Encumbrance of all

or any part of the Member's Membership Interest in the Company unless the Encumbrance has been approved in writing by the Manager. Any Transfer or Encumbrance of a Membership Interest without that approval shall be void.

(a) Permitted Transfers. Notwithstanding any other provision of this Agreement to the contrary, subject to Section 7.1(b) and Section 7.2, a Member may Transfer all or any portion of his or her Membership Interest to (i) such Member's spouse, former spouse, or lineal descendent (including adopted children), provided that in the event such Member Transfers all or any portion of his or her Membership Interest to one or more Persons under eighteen (18) years of age, one or more trusts shall be established to hold such Membership Interest(s) for the benefit of such Person(s) until all such Person(s) reach the age of at least eighteen (18) years, (ii) any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse or domestic partner, and the Member's issue, or (iii) any Affiliate of such Member (each of subclauses (i), (ii) and (iii) above a "**Permitted Transfer**").

(b) Admission of Transferee as Member. Notwithstanding any other provision of this Agreement to the contrary, if a Class A Majority Interest does not approve by written consent a Permitted Transfer to a transferee which is not a Member immediately before such Permitted Transfer, then the Membership Interest Transferred to the transferee shall consist solely of an economic interest in the Company and the transferee's Membership Interest shall not consist of a Voting Interest.

7.2 Right of First Refusal. Notwithstanding the provisions of Section 7.1, in the event a Member desires to sell or otherwise Transfer (excluding Permitted Transfers) (a "**Transferring Member**"), and has received a bona fide offer in writing from an unaffiliated third party to buy, any Membership Interest (a "**Transfer**"), the Transferring Member shall first notify the Company and each of the Class A Members in writing of the proposed sale (the "**Transfer Notice**"). Each Transfer Notice shall contain all material terms of the proposed Transfer, including, without limitation, a copy of the written offer received, the name and address of the prospective purchaser (or transferee), the purchase price and terms of payment, the date and place of the proposed Transfer, and the Membership Interest proposed to be Transferred by the Transferring Member (the "**Offered Membership Interest**").

(a) Company's Right of First Refusal. The Company shall have an option for a period of ten (10) days from the date the Transfer Notice is given to elect to purchase the Offered Membership Interest at the same price and subject to the same material terms and conditions as described in the Transfer Notice (or terms and conditions as similar as reasonably possible). The Company may exercise such purchase option and, thereby, purchase all (or any portion of) the Offered Membership Interest by notifying the Transferring Member in writing before expiration of such ten (10) day period as to the number of such Membership Interest that it wishes to purchase. If the Company gives the Transferring Member notice that it desires to purchase such Membership Interest, then payment for the Offered Membership Interest shall be by check or wire transfer, against delivery of the Offered Membership Interest to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) thirty (30) days after the date the Transfer Notice is given or (ii) the date contemplated in the Transfer Notice for the closing with the prospective third party transferee(s). If the offered price includes consideration other than cash, the cash equivalent value

of the non-cash consideration will be determined by the Manager in good faith, which determination will be binding upon the Company, each Member and the Transferring Member, absent fraud or material error. If the Company fails to purchase all of the Offered Membership Interest by exercising the option granted in this Section 7.2(1)(a) within the period provided, the Company shall so notify each Class A Member (the "**Additional Transfer Notice**") and the Offered Membership Interest shall be subject to the options granted to the Class A Members pursuant to this Agreement. The Additional Transfer Notice shall include all of the information and certifications required in a Transfer Notice and shall additionally identify the Offered Membership Interest that the Company has declined to purchase (the "**Remaining Membership Interest**") and briefly describe the Class A Members' rights of first refusal with respect to the proposed Transfer.

(b) Class A Members' Right of First Refusal. Each Class A Member shall have an option for a period of ten (10) days from the date the Additional Transfer Notice is given to elect to purchase such Class A Member's pro rata share of the Remaining Membership Interest at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each Class A Member may exercise such purchase option and, thereby, purchase all (or any portion of) such Class A Member's pro rata share of the Remaining Membership Interest (with any reallotments as provided below), by notifying the Transferring Member and the Company in writing, before expiration of such ten (10) day period as to the amount of such Membership Interest that it wishes to purchase (including any reallotment). For the purpose of the preceding sentence, each Class A Member's pro rata share shall be a fraction of the Remaining Membership Interest, the numerator of which shall be the Class A Percentage Interest owned by such Class A Member on the date of the Transfer Notice and the denominator of which shall be one hundred (100). Each Class A Member electing to exercise the right to purchase its full pro rata share of the Remaining Membership Interest (a "**Participating Member**") shall have a right of reallotment such that, if any other Class A Member fails to exercise the right to purchase its full pro rata share of the Remaining Membership Interest, each such Participating Member may elect to purchase all (or any portion of) such Participating Member's pro rata share of the Remaining Membership Interest not previously purchased. If a Class A Member gives the Transferring Member notice that it desires to purchase its pro rata share of the Remaining Membership Interest and, as the case may be, its reallotment, then payment for the Remaining Membership Interest shall be by check or wire transfer, against delivery of the Remaining Membership Interest to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) thirty (30) days after the Additional Transfer Notice is given or (ii) the date contemplated in the Transfer Notice for the closing with the prospective third party transferee(s). If the offered price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Managers in good faith, which determination will be binding upon the Company, each Member and the Transferring Member, absent fraud or material error.

(c) Right to Transfer. To the extent that the Company and the Class A Members have not exercised their respective rights of first refusal as to the Offered Membership Interest or the Remaining Membership Interest, as applicable, within the time periods specified in Section 7.2(1)(a) and the Members have not exercised their rights to participate in the sale of the Offered Membership Interest or the Remaining Membership Interest, then the Transferring

Member shall be free to sell any such Membership Interest to such prospective purchaser on the same terms and conditions as outlined in the Transfer Notice, and *provided* that in the event such Membership Interest are not sold within ninety (90) days of the date of the Transfer Notice, they shall once again be subject to the right of first refusal provided herein.

7.3 Drag-Along Rights. In the event a Qualified Transaction is approved in accordance with this Agreement, the Manager shall deliver written notice to the Members setting forth the material terms of a Qualified Transaction, prior to the proposed closing date of such Qualified Transaction. Each Member agrees to the following:

(a) in the event such transaction is to be brought to a vote at a meeting of the Members, after receiving proper notice of any meeting of Members of the Company to vote on the approval of a Qualified Transaction, to be present, in person or by proxy, as a Member, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b) if applicable, to vote (in person, by proxy or by action by written consent, as applicable) all Units as to which it has beneficial ownership in favor of such Qualified Transaction;

(c) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Qualified Transaction and in opposition of any and all other proposals that would reasonably be expected to delay or impair the ability of the Company to consummate such Qualified Transaction;

(d) to sell, transfer or exchange all of such Member's Units in connection with such Qualified Transaction on the same terms as appropriate for the type of Unit held by such Member, including division of the proceeds from such Qualified Transaction in the same manner that such proceeds would be distributed pursuant to Section 8.2;

(e) to execute and deliver all related documentation and take such other action in support of the Qualified Transaction as shall reasonably be requested by the Company;

(f) except for this Agreement, to not subject any such Units to any arrangement or agreement with respect to the voting of such Units; and

(g) if a Member fails or refuses to vote such Member's voting Units or sell all of such Member's Units of the Company as required by, or votes such Units in contravention of, this Section 7.3, then each such Member hereby grants to the Manager an irrevocable proxy, coupled with an interest, to vote such Units and to sell all of such Member's Units in accordance with this Section 7.3. If such Member's Units are not surrendered within fifteen (15) days following the delivery of a request for such action, such Member's Units shall, without any further action by or on behalf of any party, be deemed to have been effectively transferred, and all monies payable to such Member shall be held in escrow by the Company until paid to such Member following written request therefor by such Member.

It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Section 7.3 by any party hereto, that this Section 7.3 shall be specifically

enforceable, and that any breach of this Section 7.3 shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

7.4 If a Member shall die or be subjected to an Involuntary Transfer, then upon such occurrence, the Member as to whom such event occurred shall cease to be a Member and the Company and/or the remaining Members (the "**Remaining Members**") shall have the right to purchase, and if such right is exercised, the Member as to whom the event occurred ("**Former Member**") or such Former Member's legal representative shall sell, the Former Member's Membership Interest ("**Former Member's Interest**") as provided in this Section 7.4.

(a) Purchase Price. The purchase price for the Former or Deceased Member's Interest shall be the fair market value of such Interest, which shall be the average fair market value determination of two appraisers (one selected by the Company and one selected by the Former Member's estate).

(b) Mechanics of Purchase of Former or Deceased Member's Interest. The mechanics provided for in Section 7.2, above, for the purchase of a Member's Interest shall also apply to this Section 7.4, as modified by this Section 7.4. The closing for the sale of a Former or Deceased Member's Interest pursuant to this Section 7.4 shall be held, if at all, at 10:00 a.m. at the principal office of Company no later than thirty (30) days after the determination of the purchase price, except that if the closing date falls on a Saturday, Sunday, or Delaware legal holiday, then the closing shall be held on the next succeeding business day. At the closing, the Former or Deceased Member or such Former or Deceased Member's legal representative shall deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former or Deceased Member's Interest and the purchaser(s) shall pay the purchase price in cash. The Former or Deceased Member or such Former or Deceased Member's legal representative, the Company and the Remaining Members shall do all things and execute and deliver all papers as may be necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

7.5 Expulsion.

(a) A Member may be expelled from the Company by the affirmative vote of a Class A Majority Interest for cause under the following circumstances:

1. It is or becomes unlawful for the Company to carry on business with the Member;

2. the Member has engaged in misconduct that has caused or is likely to cause a materially adverse impact to the reputation of the Company or on its business or internal affairs;

3. (i) is convicted of a felony, or pleads guilty or no contest (or a similar plea) to a felony, or (ii) is convicted of a misdemeanor, or pleads guilty or no contest (or a similar plea) to a misdemeanor, that involves (y) dishonesty or moral turpitude or (z) an alcohol or drug-related offense; or

4. the Member's willful and persistent material breach of this Agreement, which such breach is not cured within thirty (30) days of notice thereof from the Manager.

(b) In any of the above circumstances, the Company may elect to purchase the interest (the "Expelled Interest") of the expelled Member (the "Expelled Member") for the Company by providing five (5) days' written notice to the Expelled Member (the "Expulsion Buyout Notice"), and the interest shall be distributed to the Members in proportion to their respective Percentage Interests. The purchase price for the Expelled Interest (the "Expulsion Price") shall be the fair market value of such interest as agreed upon by the Company and the Expelled Member. If the Company and the Expelled Member are unable to, in good faith, agree on the Expulsion Price within fifteen (15) days after the Expelled Member's receipt of the Expulsion Buyout Notice, then the Company and the Expelled Member shall, in good faith, attempt to agree upon an appraiser (the "Appraiser"). If the Company and the Expelled Member cannot agree upon an appraiser within forty-five (45) days' after the Expelled Member's receipt of the Expulsion Buyout Notice, each of the Company and the Expelled Member shall designate an appraiser and the two designated appraisers shall promptly appoint a single, independent third party appraiser (together with the Appraiser, the "Expulsion Appraiser", as applicable). The Expulsion Appraiser shall, within thirty (30) days after such Expulsion Appraiser is appointed, determine the then-current fair market value of the Expelled Interest and the final determination of the Expulsion Appraiser (the "Independent Appraisal") shall be binding upon the Company and the Expelled Member. All costs and expenses incurred in connection with the Independent Appraisal shall be borne solely by the Expelled Member.

ARTICLE VIII: DISSOLUTION AND WINDING UP

8.1 The Company shall be dissolved on the first to occur of the following events:

(a) By the unanimous approval of all Members entitled to vote;

(b) The sale or other disposition of substantially all of the Company assets; or

(c) Entry of a decree of judicial dissolution under the Act.

8.2 On the dissolution of the Company, it shall engage in no further business other than that necessary to wind up its business and affairs. The Manager winding up the Company's affairs shall give written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the Company's records. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members) the remaining assets of the Company shall be distributed or applied in the following order of priority:

(a) To pay the expenses of liquidation; then

(b) To repay outstanding loans to Members. If there are insufficient funds to pay those loans in full, each Member shall be repaid in the ratio that the Member's respective

loan, together with accrued and unpaid interest, bears to the total of all those loans from Members, including all interest accrued and unpaid on those loans. Repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest; then

(c) To the Members in the following order of priority:

1. First, to Cypress, in proportion to its Unreturned Capital balance, until Cypress's Unreturned Capital balance has been reduced to zero;

2. Second, to the Members, except for Cypress, that have made Capital Contributions to the Company, in proportion to their Unreturned Capital balances, until each such Member's Unreturned Capital balance has been reduced to zero; and

3. Third, to the Members, pro rata in accordance with their respective Percentage Interests.

Notwithstanding anything in this Section 8.2 to the contrary, no Class B Unit holder or Class C Unit holder shall be entitled to receive any distributions pursuant to this Section 8.2 in respect of a Class B Unit or Class C Units unless and until there shall have been distributed in respect of all other Units (including Class A Units and Class B Units and Class C Units subject to lower Threshold Amounts) an aggregate amount of distributions equal to the Threshold Amount with respect to such Class B Units or Class C Units. In furtherance of the foregoing, any calculation of a Member's Percentage Interest for purposes of this Section 8.2 shall be made by ignoring any Class B Units or Class C Units with respect to which the applicable Threshold Amount has not been met; provided, however, that with respect to any Class C Units, once there has been distributed in respect of all other Units (including Class A Units and Class B Units and Class C Units subject to lower Threshold Amounts) an aggregate amount of distributions equal to the Threshold Amount with respect to such Class C Units, the holder of such Class C Units (and any other holders of Class C Units subject to the same Threshold Amount) shall receive one hundred percent (100%) of any further distributions by the Company (in proportion to their relative ownership of the Class C Units subject to such Threshold Amount), until such Class C Unit holders have received (with respect to such Class C Units subject to the same Threshold Amount) a percentage of the total distributions made by the Company equal to the distributions that such Class C Unit holder would have received if such Class C Unit holder was able to participate in all distributions made by the Company pursuant to Section 8.2 in excess of $5,000,000 (the "**Catch-Up Amount**"); provided, further, that with respect to Class C Units with different Threshold Amounts, distributions pursuant to this sentence shall always be made in such a manner as to cause, as quickly as possible, the distributions made with respect to each Class C Unit (other than any Class C Unit with a Threshold Amount higher than the aggregate amount of distributions that have been made pursuant to this Section 8.2) to equal the same amount. Once the Catch-Up Amount has been reached with respect to all Class C Units (other than any Class C Units with a Threshold Amount higher than the aggregate amount of distributions that have been made pursuant to this Section 8.2), further distributions shall be made to all of the Members (including the holders of Class C Units) in accordance with Section 8.2(c)(2), subject to the terms of this sentence. If (x) the Company shall at any time or from time to time effect a subdivision of the outstanding Class A Units, Class B Units or Class B Units, or issue, or fix a record date for the determination of holders of Class A Units, Class B Units or Class C Units entitled to receive, a distribution payable on the

Class A Units, Class B Units or Class C Units in additional Units, or (y) the Company undergoes a reorganization or merger which affects the outstanding Class A Units, Class B Units or Class C Units or obtains substantial additional equity capital or issues Units in connection with an acquisition or any other event which materially affects the capitalization of the Company, the Manager shall in good faith make such adjustments to this Section 8.2 as are necessary to equitably reflect the changed circumstances and provide to the holders of Class A Units, Class B Units and/or Class C Units (as applicable) the economic results contemplated hereby. The intent of this provision is to ensure that any Class B Units and Class C Units qualify as "profits interests" under Revenue Procedures 93-27 and 2001-43, and this provision shall be interpreted and applied consistently therewith.

8.3 Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of any Member, the Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement.

ARTICLE IX: DISPUTES; ARBITRATION

9.1 Disputes among the Members and the Manager or any Member, Manager and the Company will be settled among the interested parties by mutual agreement if possible, and if no mutual agreement can be reached within thirty (30) days of any interested party noticing the Company and the other interested party of an issue or issues in dispute, then any interested party can take the dispute to prompt, binding and confidential arbitration in Los Angeles County pursuant to the provisions of ADR Services, Inc. or in case ADR Services, Inc. does not exist the American Arbitration Association. The Company will bear the costs of the arbitrator and arbitration and each interested party will pay for her, his, its, own lawyer and other costs. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction or from using the courts to enforce this arbitration provision and any decisions rendered by an arbitrator pursuant to this agreement to arbitrate.

9.2 **TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO WAIVE THEIR RIGHT TO TRIAL BY JUDGE OR JURY**.

ARTICLE X: INDEMNIFICATION AND INSURANCE

10.1 Indemnification of Agents.

(a) The Company shall indemnify any Person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact (i) that he or she is or was a Manager, an officer, an employee, or an agent of the Company or is or was serving at the request of the Company as an officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, or (ii) that he or she against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe

his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, with respect to any criminal action or proceeding, or had reasonable cause to believe that his or her conduct was unlawful.

(b) The Company shall indemnify any Person, who was or is a party to any proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that the Person is or was a Manager, an officer, an employee, or an agent of the Company, or is or was serving at the request of the Company as an officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the Manager, the estimated expense of litigating the proceeding to conclusion, and actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall occur if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made under in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) To the extent that the Manager, an officer, an employee, or an agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in this Section 10, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

(d) Any indemnification under this Section 10, unless pursuant to a determination by a court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, an officer, an employee, or an agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in this Section 10. Such determination shall be made by the Manager, or if the Manager was a party to such proceeding, by a majority vote of a quorum consisting of Class A Members who were not parties to such proceeding.

(e) Expenses incurred by an officer or Member in defending a civil or criminal proceeding may be paid by the Company in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such Manager or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the Company, pursuant to this Section 10. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the Manager deems appropriate.

(f) The indemnification and advancement of expenses provided pursuant to this Section 10 are not exclusive, and the Company may make any other or further indemnification or advancement of expenses of any of their board members, officers, employees, or agents, under any bylaw, agreement, vote of Member or disinterested board members, managers, or otherwise, both

as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any Manager, officer, employee, or agent in circumstances where such would be prohibited by the Act.

(g) Indemnification and advancement of expenses as provided in this Section 10 shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a Manager, officer, employee, or agent to the Company and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

10.2 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 10.1 or under applicable law. The Company shall secure and maintain an insurance policy on the life of the Manager for the sole benefit of the Company, in such amounts and with such terms as the Company may determine. All premiums payable thereon shall be the obligation of the Company. The Manager shall have no interest in any such policy, but agrees to reasonably cooperate with the Company in taking out such insurance by submitting to required physical examinations, supplying all information reasonably required by the insurance company and executing all necessary documents, provided that no financial obligation or liability is imposed on Manager by any such documents.

ARTICLE XI: GENERAL PROVISIONS

11.1 Entire Agreement. This Agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this Agreement, and, except as otherwise expressly provided herein, it shall not be modified or amended in any respect except by written consent of the Manager. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members or any of them.

11.2 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed counterparts of this agreement may be delivered by facsimile transmission or by delivery of a scanned counterpart in portable document format (PDF) by e-mail, in either case with delivery confirmed. On such confirmed delivery, the signatures in the facsimile or PDF data file shall be deemed to have the same force and effect as if the manually signed counterpart had been delivered to the other party in person.

11.3 Confidentiality.

(a) Each of the Members hereby acknowledges that, in connection with the operation of the Company, it may have access to confidential material regarding the operations of the Company or the other Members. Each Member agrees that it shall: (i) take all reasonable steps necessary to hold and maintain such confidential information in confidence and not to disclose it to any third party, except as provided in Section 11.3(c); (ii) use such confidential information

only for the purpose of exercising its rights as a Member hereunder or in developing and operating the Company as permitted hereby; (iii) disclose such confidential information only to its employees, advisors and agents who have a need to know such information in order to assist the Member to evaluate and/or monitor its investment in the Company, to carry out its responsibilities to the Company or to comply with any laws, rules or regulations applicable to such Member; and (iv) not use such confidential information in a way which would be detrimental to the Company or to any other Member.

(b) Each Member agrees that, upon such Member's withdrawal from the Company, the Member will return to the Company (or, at the Member's option, destroy) all confidential information of the Company then in its possession. Each Member further agrees upon request to return or destroy such portions of all other memoranda, notes, copies or other writings that contain confidential information of the other Members and/or the Company.

(c) If any Member or the Company is requested or required by judicial or administrative process to disclose any confidential information of the other Members and/or the Company, such Person shall promptly notify such other Members and/or the Company, as applicable, of such request or requirement so that such other Members and/or the Company, as applicable, may seek an appropriate protective order or waive compliance with this Agreement. Such other Members and/or the Company, as applicable, shall be deemed to have waived compliance with this Agreement without further action if such Person has given notice in accordance with the terms hereof and such other Members and/or the Company, as applicable, had a reasonable opportunity to seek yet failed to obtain a protective order.

(d) The provisions of this Section 11.3 shall apply to each Member, regardless of the status of such Member as a Member in the Company, while such Member is a Member in the Company and for a period of two (2) years from the effective date of the termination of the applicable Member's status as a Member in the Company, or if the confidential information constitutes a trade secret, as defined under applicable law, then for the life of the trade secret; provided, however, no Member shall be bound by the provisions of this Section 11.3 beyond the later to occur of (i) two (2) years from the Effective Date, and (ii) the effective date of termination of this Agreement. The term "confidential information" shall not include information that is publicly available (other than as a result of a breach of this Agreement by the Member who has disclosed or desires to disclose such information) or that was or becomes available to the Member who has disclosed or desires to disclose such information on a non-confidential basis from a source other than the Company or its representatives, provided that such source is not bound to a confidentiality agreement with the Company with respect to such confidential information.

11.4 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware. If any provision of this Agreement is determined by any court of competent jurisdiction or duly authorized arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid that invalidity, illegality, or unenforceability or, if that is not possible, the provision shall, to the extent of that invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

11.5 Binding Effect. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

11.6 Further Assurances. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

11.7 Member Activities and Non-Disparagement. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities, provided however, that each Member shall, during and after the time such Member owns a Membership Interest, refrain from making any statements or comments of a defamatory or disparaging nature to any third party (including via social media channels) regarding the Company or any of the Company's officers, directors, employees, personnel, agents, policies, services or products or other Members, other than to comply with applicable law.

11.8 Member Authority. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

[Rest of page intentionally left blank]

In witness whereof, the undersigned have executed or caused to be executed this Agreement as of the date hereof.

COMPANY:

UNCLE ED'S VODKA, LLC,
an Idaho limited liability company

DocuSigned by:
Walter Kerpa
62CEAE4F6FF44AA...

By: ______________________________
Name: Walter Kerpa
Title: Manager

MEMBERS:

Walter Kerpa

DocuSigned by:
Walter Kerpa
62CEAE4F6FF44AA...
____

Member Signatures Continue on the Following Page

MEMBERS (continued):

Jeff DeLapp

DocuSigned by:
Jeff DeLapp
F357169AF2B3463...
____

PETER AND SANDRA VERMEULEN

____

Spencer Jones

____

Scott Kimball

____

KJH Consulting, LLC,
a Florida limited liability company

By: _________________________________
Name: Kevin Hall
Title: Managing Member

IDABU, LLC,
an Idaho limited liability company

By: _________________________________
Name:
Title:

BJGP,
a California general partnership

By: _________________________________
Name: Brad Engel
Title: General Partner

MEMBERS (continued):

Jeff DeLapp

____

PETER AND SANDRA VERMEULEN

____

Spencer Jones

____

Scott Kimball

____

KJH Consulting, LLC,
a Florida limited liability company

By: _________________________________
Name: Kevin Hall
Title: Managing Member

IDABU, LLC,
an Idaho limited liability company

By: _________________________________
Name:
Title:

BJGP,
a California general partnership

By: _________________________________
Name: Brad Engel
Title: General Partner

MEMBERS (continued):

Jeff DeLapp

____

PETER AND SANDRA VERMEULEN

____

Spencer Jones

____

Scott Kimball

____

KJH Consulting, LLC,
a Florida limited liability company

By: ____________________________
Name: Kevin Hall
Title: Managing Member

IDABU, LLC,
an Idaho limited liability company

By: ____________________________
Name:
Title:

BJGP,
a California general partnership

By: ____________________________
Name: Brad Engel
Title: General Partner

MEMBERS (continued):

Jeff DeLapp

____

PETER AND SANDRA VERMEULEN

____

Spencer Jones

____

Scott Kimball

____

KJH Consulting, LLC,
a Florida limited liability company

By: __________________________________
Name: Kevin Hall
Title: Managing Member

IDABU, LLC,
an Idaho limited liability company

By: DocuSigned by: [signature] 0E40EDE61DF046C...
Name: Doug Burdge
Title: Principal

BJGP,
a California general partnership

By: __________________________________
Name: Brad Engel
Title: General Partner

MEMBERS (continued):

Jeff DeLapp

____

PETER AND SANDRA VERMEULEN

____

Spencer Jones

____

Scott Kimball

____

KJH Consulting, LLC,
a Florida limited liability company

By: __________________________________
Name: Kevin Hall
Title: Managing Member

IDABU, LLC,
an Idaho limited liability company

By: __________________________________
Name:
Title:

BJGP,
a California general partnership

DocuSigned by:
By: Brad Engel
49F2B2172363484...
Name: Brad Engel
Title: General Partner

Signature Page to Uncle Ed's Vodka LLC Amended And Restated Limited Liability Company Operating Agreement

MEMBERS (continued):

Jeff DeLapp

____

PETER AND SANDRA VERMEULEN

DocuSigned by:

____

8638A3AD07934BC...

Spencer Jones

____

Scott Kimball

____

KJH Consulting, LLC,
a Florida limited liability company

By: ___________________________________
Name: Kevin Hall
Title: Managing Member

IDABU, LLC,
an Idaho limited liability company

By: ___________________________________
Name:
Title:

BJGP,
a California general partnership

By: ___________________________________
Name: Brad Engel
Title: General Partner

MEMBERS (continued):

Jeff DeLapp

____

PETER AND SANDRA VERMEULEN

____

Spencer Jones

____

Scott Kimball

____

KJH Consulting, LLC,
a Florida limited liability company

By: ______________________________
Name: Kevin Hall
Title: Managing Member

IDABU, LLC,
an Idaho limited liability company

By: ______________________________
Name:
Title:

BJGP,
a California general partnership

By: ______________________________
Name: Brad Engel
Title: General Partner

EXHIBIT A

MEMBERS

Unitholder	Class A Units	Class B Units (Profits Interests)	Class C Units (Profits Interests)	Total Percentage Interest
Walter Kerpa*	5,000.0	-	-	43.339%
Jeff Delapp*	4,422.0	-	-	38.329%
Cypress Point Holdings, LLC*	1,048.0	-	-	9.084%
KJH Consulting, LLC*	352.0	-	-	3.051%
Spencer Jones*	250.0	-	-	2.167%
Scott Kimball*	180.0	-	-	1.560%
Bjgp	102.0	-	-	0.884%
Peter and Sandra Vermeulen	102.0	-	-	0.884%
IdaBu, LLC	81.0	-	-	0.702%
TOTAL:	**11,537.0**	**--**	**--**	**100.000%**

*Denotes a Founding Member